Exhibit 99.1

Phoenix New Media Announces Changes to Board of Directors and Chief Executive Officer

BEIJING, China, May 15, 2026 — Phoenix New Media Limited (NYSE: FENG) (the “Company”), a leading new media company in China, today announced changes to its Board of Directors (the “Board”) and chief executive officer.

The Board has appointed Mr. Wei Xu as a director of the Company and elected him as the Chairman of the Board, effective immediately. Mr. Xu will also serve as the Chairman of the Corporate Governance and Nominating Committee of the Board.

Mr. Xu has extensive experience in media, journalism, and public communications. He holds positions as Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. He previously worked at the Shanghai Bureau of the Financial Times and has served in senior roles including Director of the News Department of Shanghai East Radio, General Manager and Editor‑in‑Chief of Shanghai Dragon TV Media Co., Ltd., Spokesman and Director of the Communication and Promotion Department of the Bureau of Shanghai World Expo Coordination, and Director of the Information Office of Shanghai Municipality. Mr. Xu served as the official Spokesman of Shanghai Municipality from 2011 to 2020. He holds a bachelor’s degree in law from the International Journalism Department of the Beijing Institute of International Relations, an MBA from China Europe International Business School, and a doctorate degree in management from Shanghai Jiao Tong University.

The Board also appointed Mr. Qi Li, a director of the Company, to be the chief executive officer of the Company, effective immediately. Mr. Li will also serve as a member of the Corporate Governance and Nominating Committee of the Board.

The former Chairman and CEO of the Company, Mr. Yusheng Sun resigned from these positions at the Company and as Chairman and member of the Corporate Governance and Nominating Committee due to personal reasons. Mr. Sun will continue to serve as a director of the Company. Mr. Ka Keung Yeung also resigned as a director of the Company and as a member of the Corporate Governance and Nominating Committee due to personal reasons.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

For investor and media inquiries please contact:

Phoenix New Media Limited

Muzi Guo

Email: investorrelations@ifeng.com